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ANNUAL AUDITED REPORT
FORM X-17A-5 Ⓐ
PART III

SEC FILE NUMBER
8- 52713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    853 Camino Del Mar, Ste. 100

                          (No. and Street)

Del Mar   CA   92014
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Sandie Turley   858-704-0319
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Donald W. Stoker, P.C.
                    (Name – *if individual, state last, first, middle name*)

5743 E. Thomas Rd. Ste. 1	Scottsdale	AZ	85251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Sandie Turley_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Caris & Company, Inc._____ , as

of _____December_____ , 20__08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____

Financial Principal

Title

_____

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARIS & COMPANY, INC.
FORM X-17A-5
December 31, 2008

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 7
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

April 17, 2009

TO THE BOARD OF DIRECTORS
CARIS & COMPANY, INC.
Del Mar, California

We have audited the accompanying balance sheets of **CARIS & COMPANY, INC.** as of December 31, 2008 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 10, to the financial statements, the Company accrued a contingent liability for a shareholder redemption. In our opinion, generally accepted accounting principles require that the liability should not be accrued, but disclosed in the footnotes to the financial statements.

In our opinion, except for the accrual of the redemption as discussed in the preceding paragraph, the financial statement referred to above present fairly, in all material respects, the financial position of **CARIS & COMPANY, INC.** as of December 31, 2008 and the results of its operation and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the

audit of the basic financial statements and, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald W. Stoker, P.C.
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 976,300
Deposit with clearing organization	250,000
Firm Securities	176
Other receivables	4,000
Equipment and leasehold improvement-net of accumulated depreciation of $306,688	88,726
Prepaid expenses	9,900
Deposits	216,826
TOTAL ASSETS	**$ 1,545,928**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 260,589
Compensation and benefits payable	644,016
Redemption payables	368,333
Subordinated loan payable	393,345
TOTAL LIABILITIES	**1,666,283**

STOCKHOLDERS EQUITY

Preferred stock - Series A - $1 noncumulative - $1 par value nonvoting - authorized 2,000 issued and outstanding 1,563 shares	1,563
Preferred stock - Series B - Noncumulative - $1 par value nonvoting - authorized 200,000 issued and outstanding 62,500 shares	62,500
Preferred stock - Series D - stated value of $14.15 nonvoting - authorized 70,000 issued and outstanding 17,667 shares	250,000
Common Stock - No par value authorized 2,000,000 shares - issued and outstanding 1,072,784 shares	3,128,600
Additional paid-in capital	1,867,228
Accumulated deficit	(5,430,245)
TOTAL STOCKHOLDERS EQUITY	**(120,354)**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$ 1,545,928**

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2008

REVENUE

Brokerage Commissions	$ 9,870,600
Securities trading revenue	20,686
Investment Banking Revenue	500,507
Interest and Dividends	17,370
Research revenue	2,763,003
Miscellaneous	12,341
TOTAL REVENUE	**13,184,507**

EXPENSE

Compensation and related benefits	9,955,994
Professional fees	221,691
Brokerage expenses	542,838
Rent and occupancy costs	960,410
Office expenses	139,007
Communication expense	1,406,676
Contributions	250
Interest	63,391
License and permits	106,251
Misc	28,234
Travel and entertainment	684,371
Insurance	56,875
Subscriptions and fees	28,877
Loss on Abandonment of Leasehold Improvements	21,821
Depreciation expense	63,754
TOTAL EXPENSE	**14,280,440**

NET LOSS BEFORE INCOME TAXES	(1,095,933)
PROVISION FOR INCOME TAXES	3,200
NET LOSS	$ (1,099,133)

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Preferred Stock	Preferred Stock	Paid in Capital	Accumulated (Deficit)	Total
Balance Dec. 31, 2007:	$ 2,573,600	$1,695	$250,000	$1,607,305	$(4,331,112)	$101,488
Common Stock Issued	1,075,000					1,075,000
Preferred stock Issued			62,500	437,500		500,000
Redemptions disproportionate and liquidation Distributions	(520,000)	(132)		(177,577)		(697,709)
Net income/ (loss) for year ended Dec. 31, 2008					(1,099,133)	(1,099,133)
Balance at Dec. 31, 2008	$ **3,128,600**	$ **1,563**	$ **312,500**	$ **1,867,228**	$ **(5,430,245)**	$(**120,354)**

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME/(LOSS) $(1,099,133)
Adjustments to convert net income to net cash flow
  from operating activities:
  Depreciation and Amortization   63,753
  Loss of disposal of equipment   21,821
Net Change in:
  Change in accounts receivable   (4,000)
  Change in firm securities   405,492
  Change in prepaid expenses   8,093
  Change in security deposits   (125,200)
  Change in redemption payable   368,333
  Change in compensation and benefits payable   (108,231)
  Change in accounts payables and accrued expenses   (216,498)
  Total Adjustments   413,563

NET CASH FLOWS FROM OPERATING
  ACTIVITIES $(685,570)
CASH FLOWS FROM INVESTING ACTIVITIES
  Net increase in equipment and leasehold improvements   (32,100)

NET CASH FLOWS FROM INVESTING
  ACTIVITIES $(32,100)

CASH FLOWS FROM FINANCING ACTIVITIES

  Net adjustment for stock contributions and equity
  liquidation distributions from retirement of preferred stock
  and common stock   877,320

NET CASH FLOWS FROM FINANCING
  ACTIVITIES $ 877,320

NET CHANGE IN CASH $ 159,650

CASH - BEGINNING OF YEAR $ 816,650

CASH - END OF YEAR $ 976,300

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF CREDITORS
DECEMBER 31, 2008

Balance of Subordinated Liability
December 31, 2007 $ 393,345

Balance of Subordinated Liability
December 31, 2008 $ 393,345

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

NOTE 1: ACCOUNTING POLICIES

Caris & Company, Inc. (the Company) offers various securities and broker and dealer services. These statements have been prepared in accordance with standards established for the securities broker and dealer industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

Securities transactions and related commission revenue and expense are records on a settlement date basis.

The Company maintains cash balances in one financial institution as well as with its clearing firm. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2008 the Company's uninsured cash balances total $157,230. The balance of the stock accounts are 100% insured.

Leasehold improvements and office equipment and furniture are recorded at cost and depreciated over the estimated useful lives, using straight-line methods. The estimated useful lives are as follows: leasehold improvements and office furniture, 5 years, and computer and electronic equipment, three years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from these respective accounts and the resulting gain or loss included in current income. Depreciation in the amount of $63,754 is included in current operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual reports could differ from those estimates.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to income as incurred.

The Company expenses advertising costs as incurred.

For purposes of the statement of cash flows, the Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital deficit of $46,488 which was $153,512 in deficient of its required net capital of $100,000.

NOTE 3: COMMITMENTS

The Company has operating leases for its office facilities in Del Mar, San Francisco, Boston, Los Angeles, Arlington, and New York. During the current year, the Company executed a new lease for its facilities in New York. The Company continues to sub-lease the space to another tenant for the reminder of the lease term in San Francisco

The Company offsets its primary obligation and records the net expense. The Company's obligation related to its lease obligation is as follows:

2009	1,281,982
2010	1,103,746
2011	473,668
2012	180,575

Total obligation	3,039,971

Rent expense for the period ending December 31, 2008 was $950,159.

NOTE 5: SUBORDINATED LOAN

On April 2004, the Company borrowed from its majority shareholder the sum of $393,345 which was due and payable on May 2008, but was extended to June 30, 2011. The loan now bears interest at the rate of 6% per annum.

NOTE 6: CREDIT RISK

The Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities position that it does not own. When the Company participates in short selling, it is obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently close the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 7: INCOME TAX

The Company has experienced net operating losses for the current period as well as previous periods which will be available to carry forward for fifteen years.

NOTE 8: RELATED PARTIES

The Company borrowed $393,345 in a subordinated loan agreement executed by the Company and approved by the NASD from the Company's principal shareholder due June 2011. The interest of $19,776 was paid for the year ending December 31, 2008.

The principal shareholder also received a liquidating distribution of $177,709 during the current calendar year. These shares were redeemed during the year and cancelled. The related shareholder also received a disproportionate distribution of $45,709.

NOTE 9: EQUITY

The Company issued 62,500 shares at $1 par value, preferred class B stock to one investor during the year ending December 31, 2008 for $500,000. However, the Company redeemed 132 shares for $132,000. These shares were to related parties and existing shareholders.

The Company issued 133,803 additional common no-par shares during the year in consideration of $1,075,000. The Company redeemed various common shares. The total number of shares redeemed was 7,830. The total consideration paid for these shares was $151,660.

NOTE 9: EQUITY CONT'D

The Company had adopted an equity stock incentive plan. The plan adopted allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, stock bonuses or rights to acquire restricted stock. The Company has granted various options or rights to acquire restricted stock for employees to acquire 187,000 shares for consideration of either compensation or cash option prices of $300,000. None of the options were exercised during the current year.

The Company, pursuant to the guidelines issued in **FASB** No. 123(Revised), valuated the compensation awards previously granted of the shares according to the calculated method. The Compensation expense required was accounted for accordingly.

NOTE 10 - CONTINGENCIES & COMMITTMENTS

During 2007, the Company was named in arbitration with a former employee relating to an unrealized performance bonus and repurchase of shares. The agreed to a settlement which provides that the Company pay $560,000, payable as follows: $50,000 payable December 2007, the balance in 36 equal monthly payments of $14,166.67 subject to restrictions that the Company will not be required to make payments if the payment would reduce the Company's net capital below $250,000. During the year ending December 31, 2008, the Company made 10 payments of $14,166.67.

Further, when the Company's net capital is in excess of $1,000,000, then the Company will pay any excess of $1,000,000 to the former employee or investor. Payments delayed pursuant to the requirement enumerated above will be added to the last payment.

If the Company fails to make payment of all amounts due or on the 36th installment and fails to cure any default within 10 days, then Caris shall transfer 51% ownership of the Company to the former employee or investor bringing this action.

FASB Concepts Statement No. 6, Elements of Financial Statements, defines liabilities as follows: Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events(Paragraph 35;footnote references omitted).

Paragraph 36 of Concepts Statement 6 elaborates on that definition by enumerating three essential characteristics of liabilities: A liability has three essential characteristics(a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probably future transfer or use of assets at a specified or determinable date, on occurrence or a specified event, or on demand,(b) the duty of responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c)the transaction or other event obligating the entity has already happened. Since the obligation to pay the former shareholder is at the discretion of the Company, the

obligation is not a liability under the definition of general accepted accounting principles, but was accrued based on government regulators.

Further, Proposed Amendment to FASB Concepts Statement No 6 to Revise the Definition of Liabilities is not applicable because based the agreement, the Company will issue voting control to the former employee.

The Statement of Financial Accounting Standards, No. 5, paragraph eight requires that a loss contingency should be accrued when both of the following conditions are met:(1) information available indicates that it is probable that a loss has been incurred and (2) the amount of the loss can be reasonably estimated. The payments and terms are highly dependent on raising additional capital and positive operations. Both events might not occur given past history and current volatility of the markets. In the event that the payments are not made, the former employee would receive fifty-one percent of a company that the value can't not be reasonable estimated based on past and current operation history. Therefore, the Company should not accrue any liability, but the liability should be disclosed in the footnotes to the financial statements.

CARIS & COMPANY, INC.

SUPPLEMENTAL SCHEDULES

CARIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total Ownership equity qualified for net capital $(120,354)

Additions:

   Allowable Subordinated loan   393,345

Total   272,991

Deductions: Non-Allowable Assets & Haircuts

Nonallowable assets	$ 319,452	
Other securities	26	
Total Deductions	(319,478)	

Net Capital $(46,487)

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required
   (6 2/3% of Aggregate Indebtedness) $ 84,862

Minimum Dollar Net Capital Requirement $ 100,000

Net Capital Requirement (greater of above) $ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities $ 1,272,938

Sub-total $ 1,272,938

Less:Non AI items:

                                                                          0

Total Aggregate Indebtedness $ 1,272,938

Donald W. Stoker, P.C.
Certified Public Accountant

CARIS & COMPANY, INC.

DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT OF REQUIREMENTS OF RULE 15C3-3

The company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn carries all the accounts of such customers. The Company therefore meet the requirement of paragraph (k)(2)(II) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Amended Focus Report $(46,487)

Changes   0

Net capital per audit report $(46,487)

Donald W. Stoker, P.C.
Certified Public Accountant

Donald W. Stoker, P.C.

Certified Public Accountant
5743 East Thomas Road, Suite 7
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

April 17, 2009

Board of Directors
Caris & Company, Inc.
San Diego, California

Gentlemen:

In planning and performing our audit of the financial statements of
CARIS & COMPANY, INC. for the period ended December 31, 2008, we
considered its internal control structure, including procedures for
safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal
control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and
exchange Commission, we have made a study of the practices and
procedures(including test of compliance with such practice and
procedures) followed by Caris & Company, Inc. that we considered
relevant to the objective stated in Rule 17a-5(g)(1) in making the
periodic computation of aggregate indebtedness (or aggregate
debits) and net capital under Rule 17a-3(a)(11). We did not review
the practices and procedures followed by the Company in making the
quarterly securities examination, courts, verifications, and
comparisons, and the recordation of differences required by rule
17a-13 or in complying with the requirements for prompt payment for
securities under section 8 of Regulation T of the Board of
Governors on the Federal Reserve System because the Company does
not carry security accounts for customers or perform custodial
functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the
practice and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related
cost of control procedures and of the practices and procedures
referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. The objectives of a
system and the practice and procedures are to provide management
with reasonable but not absolute, assurance that assets for which
the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that, transactions are
executed in accordance with management's authorization and recorded
properly to permit the preparation of financial statement in
accordance with generally accepted accounting principles. Rule
17a-5(g) list additional objective of the practice and procedures

listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consider by the commission to adequate its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona